Exhibit 4.11

Tianjin Hongen Perfect Future Education Technology Co.,

Ltd.

Perfect Kunpeng (Beijing) Animation Co., Ltd.

(Transferees)

Perfect Kunpeng (Tianjin) Animation Technology Co., Ltd.

Perfect Kunpeng (Beijing) Animation Technology Co., Ltd.

Perfect Kunpeng (Chengdu) Animation Technology Co., Ltd.

Perfect World Holding Group Co., Ltd.

(Transferors)

Assets Transfer Agreement

February 2024

Content

1.	DEFINITION AND INTERPRETATION	4

2.	DELIVERY CONDITIONS	5

3.	ASSET DELIVERY ARRANGEMENT	6

4.	ARRANGEMENT OF ASSET-RELATED AGREEMENTS (EXISTING AGREEMENTS)	10

5.	ARRANGEMENT OF ASSET-RELATED AGREEMENTS (NEW AGREEMENTS)	13

6.	REPRESENTATIONS AND WARRANTIES	13

7.	CONSIDERATION, TAXES AND FEES	14

8.	CONFIDENTIALITY	15

9.	INDEMNIFICATION	15

10.	FORCE MAJEURE	16

11.	NOTIFICATION	16

12.	GOVERNING LAWS AND DISPUTE RESOLUTION	17

13.	MISCELLANEOUS	17

APPENDIXES		21

This Assets Transfer Agreement (“this Agreement”) is entered into by and between the following parties in Beijing on February 29, 2024:

(1)	Tianjin Hongen Perfect Future Education Technology Co., Ltd., a limited liability company duly registered and established according to the laws of the People’s Republic of China, with the unified social credit code of * * * * * * * * * * * * and the registered address at * * * * * * * * * * (“Tianjin Hongen”).
(2)	Perfect Kunpeng (Beijing) Animation Co., Ltd., a limited liability company duly registered and established according to the laws of the People’s Republic of China, with the unified social credit code of * * * * * * * * * * * * and the registered address at * * * * * * * * * * (“Perfect Kunpeng”).
(3)	Perfect Kunpeng (Tianjin) Animation Technology Co., Ltd., a limited liability company duly registered and established according to the laws of the People’s Republic of China, with the unified social credit code of * * * * * * * * * * * * and the registered address at * * * * * * * * * * (“Tianjin Kunpeng”).
(4)	Perfect Kunpeng (Beijing) Animation Technology Co., Ltd., a limited liability company duly registered and established according to the laws of the People’s Republic of China, with the unified social credit code of * * * * * * * * * * * * and the registered address at * * * * * * * * * * (“Beijing Kunpeng”).
(5)	Perfect Kunpeng (Chengdu) Animation Technology Co., Ltd., a limited liability company duly registered and established according to the laws of the People’s Republic of China, with the unified social credit code of * * * * * * * * * * * * and the registered address at * * * * * * * * * * (“Chengdu Kunpeng”).
(6)	Perfect World Holding Group Co., Ltd., a limited liability company duly registered and established according to the laws of the People’s Republic of China, with the unified social credit code of * * * * * * * * * * * * and the registered address at * * * * * * * * * * (“Perfect World Group”).

Each party hereto is hereinafter referred to individually as a “party”, “the party”, collectively as “the parties”, and mutually as a “party” and “the other parties”.

Whereas:

As a 100%-owned subsidiary of Tianjin Hongen, Perfect Kunpeng is duly established for this asset acquisition. Tianjin Kunpeng, Beijing Kunpeng, Chengdu Kunpeng, and Perfect World Group (hereinafter collectively referred to as the “Transferors”) have agreed to transfer the relevant assets to the Transferees as stipulated herein, and the Transferees have agreed to receive the assets as stipulated herein.

In view of the above, the parties, after amicable negotiations, unanimously agree to the following:

1.DEFINITION AND INTERPRETATION

1.1Definition

Transferees	Perfect Kunpeng and its affiliates.

The affiliates of Perfect Kunpeng	Legal entities under common control with Perfect Kunpeng

Kunpeng Transferors	Means Tianjin Kunpeng, Beijing Kunpeng, and Chengdu Kunpeng.

Perfect World Transferor	Perfect World Group

Transferors	Means Tianjin Kunpeng, Beijing Kunpeng, Chengdu Kunpeng, and Perfect World Group

Delivery date	The date upon which the conditions for delivery have been fully satisfied and the parties have signed the “Confirmation for Satisfaction of Asset Delivery Conditions”.

Trading base date	This refers to December 31, 2023.

Subject assets

This refers to all tangible and intangible assets including but not limited to trademarks, copyrights, patents, domain names and operating accounts, involved in the asset acquisition that are transferred from the Transferors to the Transferees.

Transaction consideration	This refers to the total price to be paid by the Transferees to the Transferors based upon the asset acquisition as set forth in Article 7.1 of this Agreement.

Significant adverse effect

This refers to the circumstances that may make it impossible or unlawful or inadvisable to proceed with the asset acquisition or that may result in a material diminution in the value of the assets to be transferred under this Agreement.

To-be-transferred trademark assets	This refers to the trademark assets for which the trademark transfer application will be processed immediately after the delivery date as stipulated herein.

Licensed trademark assets

This refers to the trademark assets for which the actual ownership will be transferred to the Transferees immediately after the delivery date as stipulated herein, with trademark transfer application to be processed at the Transferees’ discretion in future.

1.2Interpretation

In this Agreement, unless otherwise specified:

(1)	References to applicable law, whether express or implied, shall be deemed to include their amended provisions and reenacted revisions from time to time, and other applicable laws may from time to time supersede their functions;
(2)	Unless the context otherwise requires, “Article” and “Appendix” mean, respectively, the Article of and the Appendix to this Agreement. This Agreement, along with whereas clause, definition and interpretation clause and each appendix together form this Agreement. References to “this Agreement” shall be understood to include the appendixes;
(3)	“Writing” refers to the communication via letter or email;
(4)	The word “including” and similar terms are not restrictive and the word “including” should be interpreted as if the words “but not limited to” were immediately following the word “including”;
(5)	The monetary unit “Yuan” used in this Agreement refers to RMB Yuan.
2.	DELIVERY CONDITIONS

The parties understand and agree that the delivery of the assets under this Agreement shall be subject to the satisfaction of all of the following conditions. In addition, on the day when such conditions have been fully satisfied (the “delivery date”), the parties shall jointly sign the “Confirmation for Satisfaction of Asset Delivery Conditions” (See Appendix 10):

(1)	The representations and warranties made by the Transferors hereunder shall be true, accurate, complete, effective, and not misleading in any regards, and carry the same force and effect as those made on the date when this Agreement is duly signed, and the undertakings and covenants contained herein that should be performed by the Transferors on or prior to the delivery date have been fulfilled;

(2)	In connection with the signing and execution of this Agreement, the Transferors have obtained the necessary internal authorization, including a resolution of the Transferors’ shareholders meeting/board of directors, confirmation, or consent of a specific legal entity or person;
(3)	In respect to the subject assets, the Transferees have completed a due diligence as required in terms of legal and financial aspects and the Transferees are satisfied with the results of such due diligence;
(4)	The Transferees have appraised the subject assets and the Transferees are satisfied with the results of such appraisal. In the event of any inaccuracy in the appraisal results due to omissions or deviations as a basis for references for the appraisal, the parties shall reconfirm the appraisal results based upon the principles of honesty and good faith;
(5)	The Transferors have not taken any action that violates applicable law or may cause the subject assets to violate applicable law, and none of the Transferors have received, or may receive, any notice from any governmental authority alleging a violation of law, and there are no such notices that remain uncanceled or have been made to require rectification;
(6)	No law, governmental directive, or opinion has been enacted, issued, promulgated, enforced or passed by any governmental authority that would render the asset acquisition unlawful or restrict or prohibit the asset acquisition or inflict a material adverse effect on the Transferees after the completion of the asset acquisition;
(7)	From the date when this Agreement is duly signed to the date of assets delivery, the Transferors and the subject assets have not experienced and are not expected to experience any material adverse effect in terms of legal and financial aspects, tax, business value, reputation, goodwill and public sentiment.
3.	ASSET DELIVERY ARRANGEMENT

A detailed list of the assets to be transferred by the Transferors to the Transferees pursuant to this Agreement is attached hereto. The parties agree that the Transferors shall use their best commercially reasonable efforts to execute the arrangements for the transfer of the Transferors’ assets to the Transferees as set forth in Article 3 herein and the appendixes hereto, and furthermore, the Transferors and the Transferees shall sign the “Confirmation for Delivered Subject Assets” as set forth in Appendix 9, in accordance with Article 3 of this Agreement. After this Agreement comes into effect, if the Transferees and the Transferors consider that there is any omission in the scope of assets defined in this Agreement (including but not limited to trademarks and patents, registered platform accounts, etc.), the Transferors agree to (1) include the corresponding assets in the scope of the subject assets hereunder, and (2) immediately change the registration of relevant assets/transfer the relevant assets to the Transferees free of charge.

3.1 About the To-be-transferred Trademark Assets

For the To-be-transferred Trademark Assets set forth in Appendix 2.1, the Transferees shall examine the formalities required for the change of trademark title, and the Transferors shall provide the necessary support and cooperation for the transfer. The application for the transfer of such subject assets shall be submitted within two months from the delivery date, and the Transferors shall use their best commercially reasonable efforts to complete the transfer of all the to-be-transferred trademark assets set forth in the appendix within six months from the delivery date.

If, as required by the China National Intellectual Property Administration and other governing authorities, the subject matter of the transfer in Appendix 2.2 is added since similar trademark assets beyond the list of the to-be-transferred trademark assets should be transferred together, the Transferors shall be obliged to cooperate with the Transferees in going through the formalities to change the registration of title of relevant assets.

When the Transferees obtain all the required trademark registration documents of such subject assets (specifically, the supporting documents of trademark registration after the change of title, including but not limited to the original registration certificate, trademark transfer certificate, etc.) and there is no objection during the examination and approval, the Transferees shall notify the Transferors to sign the “Confirmation for Delivered Subject Assets” (See Appendix 9), and the Transferors are required to sign the Confirmation Letter within five days upon receipt of the notification.

3.2 About Licensed Trademark Assets

With respect to the licensed trademark assets set forth in Appendix 2.2, the parties agree that, from the effective date of this Agreement, (1) the ownership of such trademarks shall be vested in the Transferees, and no application for transfer of trademark title shall be processed for the time being; and (2) the Transferees have the right to request the Transferors to transfer whole or part of such trademarks immediately to the Transferees by written notification to the Transferors. The transfer formalities shall be handled by Transferees and the Transferors shall provide assistance.

After this Agreement comes into effect and before the relevant assets in the list are transferred to the Transferees, the Transferees shall have the discretion to make decision on all trademark assets set forth in Appendix 2.2, including but not limited to out-licensing, renewal application, and defense against application for revocation of a registered trademark which is out of use for three consecutive years. The Transferees shall maintain the validity of the assets set forth in the list attached hereto at their own expense, with the assistance of the Transferors. In addition, the Transferors shall not do anything including but not limited to pledge, transfer, out-license, etc., in respect to all the trademark assets listed in Appendix 2.2, otherwise prior written consent of the Transferees shall be required.

Provided that all the delivery conditions stipulated in Article 2 of this Agreement are satisfied, the Transferors shall, within three days from the delivery date, grant the Transferees a gratuitous, perpetual, and exclusive license to use and sublicense the use of all trademark assets set out in Appendix 2.2 from the effective date of this Agreement. (For the licensing agreement, please refer to Appendix 12.) The licensed assets are deemed to be delivered when such licensing agreement is duly signed, and the Transferees request the Transferors to sign the “Confirmation for Delivered Subject Assets” (See Appendix 9) by notification, and the Transferors are required to sign the appendix within five days upon receipt of the notification.

Before the licensed trademark assets set out in Appendix 2.2 are fully transferred to the Transferees, the Transferors shall notify the Transferees the change in control or bankruptcy and liquidation of the Transferors (if any) in writing at least one month in advance.

3.3 About Copyright Assets

The Transferees shall go through the formalities to change the title of the copyright assets set out in Appendix 3.1, and the Transferors shall provide the necessary support and cooperation for the transfer. The Transferors shall deliver all materials as specified in Article 1.1 and Article 3 of the Copyright Transfer Agreement attached hereto as Appendix 3.2 within three days from the delivery date. The application for transfer registration of such subject assets shall be submitted within two months from the delivery date, and the Transferors shall use their best commercially reasonable efforts to complete the transfer of all the transferred copyright assets set forth in the appendix within six months from the delivery date.

When the Transferees obtain all the required copyright documents of such subject assets (specifically, the supporting documents of copyright registration after the transfer of copyright) and there is no objection during the examination and approval, the Transferees shall request the Transferors to sign the “Confirmation for Delivered

Subject Assets” (See Appendix 9) by notification, and the Transferors are required to sign the Confirmation within five days upon receipt of the notification.

3.4 About Patent Assets

The Transferees shall go through the formalities required for the change of title of the patents, and the Transferors shall provide necessary support and cooperation for the transfer. The application for change of title of the subject assets shall be submitted within two months from the delivery date, and the Transferors shall use their best commercially reasonable efforts to complete the transfer of all the patent assets to be transferred set forth in the appendix within six months from the delivery date.

When the Transferees obtain all the required patent documents of such subject assets (specifically, the supporting documents of patent transfer after the change of patent registration) and there is no objection during the examination and approval, the Transferees shall request the Transferors to sign the “Confirmation for Delivered Subject Assets” (See Appendix 9) by notification, and the Transferors are required to sign the Confirmation within five days upon receipt of the notification.

3.5 About Domain Name Assets

The Transferees shall go through the formalities for the transfer of domain names, and the Transferors shall use their best commercially reasonable efforts to assist the Transferees in completing the formalities for the change of title of the transferred domain names within two months from the delivery date. If the Transferors receive any relevant mail/email, the Transferors shall promptly deliver to the Transferees the mail/email or certificate from the domain name administrations to confirm that the transfer of the domain names is completed.

When the Transferees receive such mail/email or certificate and there is no objection during the examination and approval, the Transferees shall request the Transferors to sign the “Confirmation for Delivered Target Assets” (See Appendix 9) by notification, and the Transferors are required to sign the Confirmation within five days upon receipt of the notification.

3.6 About Social Media Account Assets (“Account Assets”)

The Transferees shall go through the formalities for the transfer of Account Assets, and the Transferors shall do their best to assist the Transferees in completing the formalities for the change of title of all Account Assets within three months from the delivery date. If the Transferors receive any relevant mail/email, the Transferors shall promptly deliver to the Transferees the mail/email from the account management agency confirming that the change to the account has been completed and the changed account information. In the event of any substantial obstacle encountered during the time such Account Assets are transferred so that the title cannot be changed in accordance with this Agreement, the parties agree that the Transferees may choose any of the following options: (1) the Transferors may operate the aforesaid account on behalf of the Transferees, with the actual rights and proceeds vested in the Transferees; (2) cancel the aforesaid account and register a new certified account in the name of the Transferees, and, prior to the cancellation of the original account, the Transferors shall assist in migrating all associated followers/subscribers to the new account registered by the Transferees; and (3) any other options agreed upon by the parties.

When the Transferees receive the above mail/email and have no objection after examination, the Transferees shall request the Transferors to sign the “Confirmation for Delivered Subject Assets” (See Appendix 9) by notification, and the Transferors shall assist the Transferees in signing of the Confirmation within five days upon receipt of the notification.

4.	ARRANGEMENT OF ASSET-RELATED AGREEMENTS (EXISTING AGREEMENTS)

As of the date when this Agreement is duly signed, there are some agreements in the Transferors’ execution imbedded in the transferred assets, which are directly related to the assets to be transferred as set forth in Article 3 of this Agreement. The parties agree to endorse or complete the transition of the above agreements that are still in execution as stipulated below.

4.1 Direct Endorsement

(1)	For agreements that are still in execution by the Transferors, if the counterparties thereto are willing to assist in changing the contracting parties thereto, the Transferors, the Transferees, and the third parties shall complete the change of the contracting parties thereto in accordance with the template in Appendix 7.2.
(2)	See Appendix 7.1 for a list of contracts to which the direct endorsement mode applies.
(3)	With respect to each agreement referred to in Appendix 7.1, the Transferors shall perform all of their obligations before the contracting parties thereto are changed to the Transferees, and the Transferors shall indemnify and hold the Transferees harmless against any losses incurred by the Transferors in connection with the failure of the Transferors to assume, execute, perform, or comply with their obligations under such agreements, contracts prior to the change of the contracting parties thereto, and any losses suffered by the Transferees as a result of any reasonable action taken by the Transferees to avoid, resist, or defend any of the liabilities referred to in this Article.

(4)	With respect to each agreement referred to in Appendix 7.1, the Transferees shall perform all of their obligations after the contracting parties thereto are changed to the Transferees and, the Transferees shall indemnify and hold the Transferors harmless against any losses incurred by the Transferees in connection with the failure of the Transferees to assume, execute, perform, or comply with their obligations under such agreements, contracts after the change of the contracting parties thereto, and any losses suffered by the Transferors as a result of any reasonable action taken by the Transferors to avoid, resist, or defend any of the liabilities referred in this Article.
(5)	Notwithstanding the foregoing, the parties agree that, except as set forth in Article 4.3 of this Agreement, subject to the approval of the Transferors and the Transferees, (i) all expenses and proceeds arising during the performance of the agreements set forth in Appendix 7.1 prior to the delivery date (exclusive) shall be totally attributed to the Transferors, and (ii) all expenses and proceeds arising during the performance of the agreements set forth in Appendix 7.1 on and after the delivery date shall be fully attributed to the Transferees. Once all the agreements listed in Appendix 7.1 are signed, and within 20 working days after the effective date of this Agreement, the parties shall confirm all of the above expenses and proceeds. This shall be settled in a lump sum following the principle of “refunds for any overpayments or a supplemental payment for any deficiency”. If the above arrangements result in tax liability for the Transferors, such tax liability shall be borne by the Transferees.
(6)	The Transferors shall immediately begin to enter into agreement with the relevant counter-parties to change the contracting party to each agreement referred to in Appendix 7.1 from the delivery date and use their best commercially reasonable efforts to cause such agreements to be finally signed as soon as practicable.

4.2 Transition Mode

(1)	For the agreements that are still in execution by the Transferors, if the counter-parties thereto fail to assist the Transferors in changing the contracting parties thereto, the Transferors and the Transferees shall enter into a transition agreement as per the template in Appendix 8.2. According to the agreement, (1) the Transferors shall fully perform the relevant agreements, and (2) from the delivery date (inclusive), the proceeds under the relevant agreements shall be owned by the Transferees, and the external expenses shall be borne by the Transferees. The Transferors shall be responsible for the collection and payment on behalf of the Transferees under the relevant agreements. Until the agreements set forth in

Appendix 8.1 are fully performed, the Transferors and the Transferees shall, at the end of each month, confirm all the proceeds and disbursements incurred during that month and settle the amount in a lump sum within 10 days after the end of each month in accordance with the principle of “refunds for any overpayment or a supplemental payment for any deficiency”. If the collection and payment arrangements on behalf of the Transferees described above result in tax liability for the Transferors, such tax liability shall be borne by the Transferees.

(2)	For the list of contracts applicable to the transition mode, see Appendix 8.1. If the counter-parties to the contracts listed in the appendix agree to enter into a tripartite rights and obligations inheritance agreement in subsequent performance, a tripartite rights and obligations inheritance agreement may be concluded, and the contracting parties to the contracts listed in the appendix shall be those who actually perform these contracts.
(3)	With respect to the agreements described in Appendix 8.1, the Transferors shall perform all of their obligations under the relevant agreement and shall indemnify and hold the Transferees harmless against any losses incurred by the Transferors in connection with the failure of the Transferors to assume, execute, perform, or comply with their contractual obligations under such agreements, contracts, and any losses suffered by the Transferees as a result of any reasonable action taken by the Transferees to avoid, resist, or defend themselves from any of the liabilities set forth in this Article.
(4)	The Transferors shall sign the transition agreement within one month upon the delivery date.

4.3 Other Conventions

The parties agree that, from the date prior to the delivery date, the agreements set forth in Appendix 7.1 and Appendix 8.1 (specifically, the applicable agreements set forth as remarked in the aforementioned Appendixes), which involve payments received in advance by the Transferors, including, but not limited to any proceeds from distribution of the subject animations, any payments received as investment in the subject animations and the like, shall be paid by the Transferors to the Transferees within five days from the time the conditions for the delivery of the assets are satisfied and the Transferors receive the relevant payments. In the event of fees to be paid in advance by the Transferors, the Transferees shall pay the Transferors five working days upon receipt of the notification from the Transferors. If the above arrangements result in tax liability for the Transferors, such tax liability shall be borne by the Transferees.

5.	ARRANGEMENT OF ASSET-RELATED AGREEMENTS (NEW AGREEMENTS)

From the delivery date onwards, if new agreements (including but not limited to revenue contracts) are required to be entered into in respect of the subject assets that have not yet been transferred to the Transferee, the parties agree that the Transferor shall license the Transferees the copyrights (see appendix 11) and/or trademarks (see appendix 12) free of charge, and based upon which, the Transferee shall enter into contract with the external parties for the actual execution of the relevant agreements and the receipt of the relevant proceeds.

6.	REPRESENTATIONS AND WARRANTIES

6.1  Common representations and warranties

Each party hereto shall make the following representations and warranties to the other parties:

(1)	The company shall be duly registered and established according to the laws of the jurisdiction where it is registered, and it shall exist effectively;
(2)	It has legal rights and full powers and is authorized to enter into and execute this Agreement;
(3)	It has obtained or will obtain all approvals and other consent necessary for the effective signing and delivery of this Agreement and the performance of its obligations hereunder;
(4)	Its execution and delivery of this Agreement and the performance of its obligations hereunder will not result in a breach of any provision of its organizational documents, nor will it lead to a breach of any important agreement, license, or other instrument to which it is a party or by which it is bound, or any important order, judgment, policy, statute, decree or rule of any court, government authority, or regulatory body.

6.2 Representations and Warranties of the Transferors

The Transferors make the following representations and warranties to the Transferees:

(1)	After this Agreement comes into effect, the Transferors will no longer engage in the creativity, production and distribution, product marketing, or out-licensing of animation and animation products for children (hereinafter referred to as

“competitive business”), except in the circumstances expressly agreed upon herein, unless the Transferors disclose them to the Transferees in advance and the parties agree to waive the requirements of this Article;

(2)	After this Agreement is duly signed, if there are any assets (including trademarks, patents, cartoon images, audio-visual works, domain names, or operating accounts) in the name of the Transferors that are newly developed or have not yet been transferred and can be used for competitive business, the Transferors shall exclusively license the Transferees to use such assets permanently free of charge and immediately go through the formalities for free transfer of such assets if feasible;
(3)	The Transferors warrant to the Transferees that the Transferors have legal rights to the assets described herein and that no encumbrances (including any real right for security, pledge, assignment, mortgage, lien, security interest, adverse claim, or any contract or agreement constituting a privilege or right that has the effect of restricting, in whole or in part, the ownership, beneficial interest, transferability, or any other arrangement with a similar effect) in respect to the assets described herein, are in existence with respect to the assets described herein, except for authorization from the Perfect World Transferor to the Kunpeng Transferors in respect to the assets described herein and any external authorization from the Perfect World Transferor and/or Kunpeng Transferors with respect to the assets described herein during the business of the Kunpeng Transferors.
7.	CONSIDERATION, TAXES AND FEES

7.1 Asset Consideration

With regard to the transfer of assets hereunder, the Transferees shall pay to the Transferors a total consideration of RMB 64,000,000 (in words: sixty four million yuan), which shall be paid to the bank account designated by the Transferors. The terms of payment are specified as follows:

(1)	80% of the total consideration, i.e. RMB 51,200,000 (in words: fifty one million and two hundred thousand yuan) shall be paid within 10 working days upon assets delivery and receipt of equivalent valid special VAT invoice issued by the Transferees;
(2)	20% of the total consideration, i.e. RMB 12,800,000 (in words: twelve million eight hundred thousand yuan) shall be paid within 10 working days upon receipt of the equivalent valid special VAT invoice issued by the Transferees and after the Transferors assist the Transferees in submitting the transfer application and signing relevant agreements as stipulated in the appendix hereto;

(3)	The parties hereto agree that if the assets to be transferred contemplated hereunder and the relevant agreements fail to be transferred/amended as stipulated herein, the Transferors shall negotiate with the Transferees to find a resolution.

7.2 Invoicing Information of Transferees:

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7.3 The parties agree that the consideration agreed in Article 7.1 of this Agreement is the tax-included amount, including any and all taxes and fees that may be required to be paid by the Transferees in connection with the purchase of the Subject Assets under this Agreement and any other expenses.

7.4 Unless otherwise agreed upon in this Agreement, the tax liability arising from the execution of this Agreement shall be borne by each party respectively in accordance with the provisions of the laws of the People’s Republic of China.

7.5 The official fees charged by governmental authorities for transfer application, change registration, and the like, as well as corresponding intermediary fees, if any, arising from the execution of this Agreement, shall be borne by the Transferees.

8.	CONFIDENTIALITY

The parties hereto shall treat, in a confidential manner, the negotiation and signing process hereof, the terms and conditions hereunder, and all information, documents, data and other materials (“Confidential Information”) of any other party hereto ever known during the execution of this Agreement. No party may disclose Confidential Information to any third party without the written consent of the other party, except in the case of mandatory disclosure by law or disclosure as required by government authorities.

9.	INDEMNIFICATION

If one party hereto (called “the breaching party” at this time) breaches this Agreement, including its representations and/or warranties hereunder or fails to perform any of its obligations hereunder, it will constitute a breach of contract. If the breaching party fails to make rectifications within 60 working days upon notification from any other party in writing, the observant party shall have the right to hold the breaching party liable for breach of contract and claim for indemnification from the breaching party for all the direct losses suffered by the observant party.

10.	FORCE MAJEURE

10.1 A force majeure event refers to an event that is beyond the reasonable control, unforeseeable or unavoidable even if foreseen by the parties hereto, which makes it impossible for any party to perform all or part of its obligations hereunder. Such events include, but are not limited to, examination and approval, registration and other government actions, policy changes, earthquakes, typhoons, floods, fires or other natural disasters, wars, and any other similar events.

10.2 In the event of any force majeure, the affected party shall notify any other party within three working days from the day when it found out about or should have known about the force majeure event (unless it is impossible for the affected party to notify the other party in time due to the force majeure), and provide the details and valid evidence of the force majeure to any other party within 15 days after the force majeure. Meanwhile, the affected party shall take all reasonable measures to eliminate the influence of the force majeure and minimize the losses inflicted on the other parties resulting therefrom. The party affected by the force majeure shall not be held liable for any breach of contract. Once the force majeure event disappears, the parties shall continue to perform their respective obligations hereunder.

11.	NOTIFICATION

11.1 Notices, consents, requests, and other communications hereunder shall be sent by courier company, personal service or e-mail as per the address and number below, unless the party who wants to provide notification is informed of the changed address and number of any other party in writing ahead of time. If delivered by courier company or personal service, it shall be deemed to be served when delivered to the above address. If sent by e-mail, it shall be deemed to be delivered when entering the above e-mail system.

11.2 Transferees

Addressee: * * * *

Address: * * * * * * * * * * * * * *

Email: * * * * * * * * * * * * * *

11.3 Kunpeng Transferors

Addressee: * * * *

Address: * * * * * * * * * * * * * *

Email: * * * * * * * * * * * * * *

Perfect World Transferor

Addressee: * * * *

Address: * * * * * * * * * * * * * *

Email: * * * * * * * * * * * * * *

12.	GOVERNING LAWS AND DISPUTE RESOLUTION

12.1 Governing Laws

The signing, amendment, interpretation, and execution of this Agreement shall be governed by the laws of the People’s Republic of China.

12.2 Dispute Resolution

Any dispute or discrepancy arising from or in connection with this Agreement shall be submitted to Beijing Arbitration Commission for final resolution.

13.	MISCELLANEOUS

13.1 Effectiveness

This Agreement shall come into effect as of the day when it was duly signed by authorized representatives of all parties with their respective seals affixed hereto.

13.2 Assignment

None of the parties may assign its obligations hereunder without the prior written consent of the other parties.

13.3 Responsibility of the Parties

Under this Agreement, the Transferors shall bear joint and several responsibilities, so shall the Transferees.

13.4 Alteration

Any modification, amendment, or change to this Agreement shall be null and void unless it is made in writing in accordance with the laws of the People’s Republic of China and duly signed by all the parties hereto or their respective representatives.

13.5 Entire Agreement

This Agreement and other transaction documents constitute the entire understanding and agreement between the parties on the subject matter mentioned in this Agreement and other transaction documents, and supersede any written or oral statements, agreements, or arrangements made or concluded by the parties on the same subject matter.

13.6 Severability

If any provision of this Agreement is deemed to be illegal, invalid, or unenforceable in whole or in part, the provision or relevant part thereof shall be deemed not to constitute a part of this Agreement within the above scope, but the legality, validity, and enforceability of the remainder of this Agreement shall not be affected.

13.7 Appendix

The appendixes hereto constitute an integral part of this Agreement and shall carry the same effect as this Agreement.

13.8 Counterpart

This Agreement is made in sextuplicate, with one counterpart for each party, and all counterparts shall carry the same legal effect.

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(There is no text on this page, which is the signature page of the Asset Transfer Agreement entered into by Tianjin Hongen Perfect Future Education Technology Co., Ltd., Perfect Kunpeng (Beijing) Animation Co., Ltd., Perfect Kunpeng (Tianjin) Animation Technology Co., Ltd., Perfect Kunpeng (Beijing) Animation Technology Co., Ltd., Perfect Kunpeng (Chengdu) Animation Technology Co., Ltd. and Perfect World Holding Group Co., Ltd.)

Tianjin Hongen Perfect Future Education Technology Co., Ltd. (Seal)

Legal representative (signature):	/s/ Peng Dai

Date: February 29, 2024

Perfect Kunpeng (Beijing) Animation Co., Ltd. (Seal)

Legal representative (signature):	/s/ Peng Dai

Date: February 29, 2024

Perfect Kunpeng (Tianjin) Animation Technology Co., Ltd. (Seal)

Legal representative (signature):	/s/ Di He

Date: February 29, 2024

Perfect Kunpeng (Beijing) Animation Technology Co., Ltd. (Seal)

Legal representative (signature):	/s/ Di He

Date: February 29, 2024

Perfect Kunpeng (Chengdu) Animation Technology Co., Ltd. (Seal)

Legal representative (signature):	/s/ Di He

Date: February 29, 2024

Perfect World Holding Group Co., Ltd. (Seal)

Legal representative (signature):	/s/ Yufeng Chi

Date: February 29, 2024

APPENDIXES